TMM COMPANY CONTACT:                     AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                      Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                 312-726-3600
jacinto.marina@tmm.com.mx                     kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM ANNOUNCES SALE OF LAND TRANSPORTATION ASSETS AND OPERATIONS

(Mexico City, September 27, 2013) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM”), a Mexican maritime transportation and logistics company, announced today that it has completed the sale of its trucking and auto hauling assets and operations.

As previously announced, in May 2013, the Company’s board of directors approved the sale of Grupo TMM’s Logistics assets. As such, these operations were presented as discontinued operations in the Company’s second-quarter earnings report according to IFRS 5 “Non-current assets held for sale and discontinued operations.”

The sale of these non-strategic assets represents the elimination of important operating losses going forward. Additionally, Grupo TMM will continue to work on alternatives to improve its balance sheet, while seeking to focus on new business opportunities at Maritime and Ports.

Headquartered in Mexico City, TMM is a Latin American maritime transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of maritime services, port management and logistics. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.